Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

MAY 31, 2025 AND 2024

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)
		As at May 31,	As at November 30,
	Notes	2025	2024
		($)	($)
Assets
Current assets
Cash and cash equivalents	3	6,024	11,880
Restricted cash	3	121	122
Other receivables		324	354
Prepaid expenses and deposits		789	893
Other assets		77	67
		7,335	13,316
Non-current assets
Reclamation deposits		494	494
Exploration and evaluation assets	4	56,114	56,547
Land, property and equipment	5	3,076	3,300
Investment in associate	6	7,300	7,230
Investment in joint venture		1,186	1,168
Long-term investments	7	54,732	38,906
		130,237	120,961
Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,618	1,602
Due to joint venture		26	26
Due to related parties	11	31	274
Lease liabilities		94	88
Income taxes payable	4	1,413	1,992
Withholding taxes payable		248	253
		3,430	4,235
Non-current liabilities
Lease liabilities		250	299
Rehabilitation provisions		1,067	1,020
Deferred tax liability		242	246
		4,989	5,800
Equity
Issued capital	8	192,978	190,785
Reserves	8	14,815	14,050
Share issuance obligation		231	91
Accumulated deficit		(10,219)	(4,436)
Accumulated other comprehensive loss		(73,650)	(86,731)
Total equity attributable to shareholders of the Company		124,155	113,759
Non-controlling interests	9	1,093	1,402
		125,248	115,161
		130,237	120,961

Commitments (Note 13)

Subsequent events (Note 14)

Approved and authorized for issue by the Board of Directors on July 14, 2025.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six months ended May 31, 2025 and 2024

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months		For the six months
		ended May 31,		ended May 31,
	Notes	2025	2024	2025	2024
		($)	($)	($)	($)
Operating expenses (income)
Consulting fees		115	157	183	277
Depreciation	5	87	85	175	162
Directors' fees, employee salaries and benefits	11	582	532	1,177	1,053
Exploration expenses	4	1,039	1,217	1,570	1,932
General and administrative		1,756	2,668	3,774	4,604
Professional fees		543	482	1,494	966
Share-based compensation	8,9	721	692	1,818	1,944
Share of (income) loss in associate	6	(527)	2	(295)	403
Share of loss on investment in joint venture		1	-	6	68
Recovery on the receipt of mineral property option payments	4	-	-	-	(3,200)
		4,317	5,835	9,902	8,209
Operating loss		(4,317)	(5,835)	(9,902)	(8,209)

Other items
Interest income		53	206	139	438
Other income (loss)		(8)	35	(15)	31
Gain on share sales of investment in associate		41	-	41	-
Financing costs		(34)	(9)	(42)	(18)
Net foreign exchange gain		10	20	54	11
Net loss for the period before taxes		(4,255)	(5,583)	(9,725)	(7,747)
Current income tax recovery (expense)		(35)	(13)	82	(1,781)
Deferred income tax recovery (expense)		1,674	(96)	2,136	1,057
Net loss for the period		(2,616)	(5,692)	(7,507)	(8,471)

Attributable to:
Shareholders of the Company		(2,368)	(5,470)	(6,914)	(8,056)
Non-controlling interests		(248)	(222)	(593)	(415)
Net loss for the period		(2,616)	(5,692)	(7,507)	(8,471)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income or loss:
Unrealized income on short-term investments		3	8	11	14
Unrealized gain (loss) on long-term investments	7	12,382	(705)	15,826	2,591
Deferred tax recovery (expense) on long-term investments		(1,671)	94	(2,136)	(353)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(2,763)	(477)	(638)	(528)
Total comprehensive income (loss) for the period		5,335	(6,772)	5,556	(6,747)

Attributable to:
Shareholders of the Company		5,645	(6,561)	6,167	(6,345)
Non-controlling interests	9	(310)	(211)	(611)	(402)
Total comprehensive income (loss) for the period		5,335	(6,772)	5,556	(6,747)

Net loss per share, basic and diluted		(0.01)	(0.03)	(0.04)	(0.04)

Weighted average number of shares outstanding, basic and diluted		196,084,604	186,030,955	195,628,781	184,841,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended May 31, 2025 and 2024

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

							Accumulated	Attributable
					Share	Retained	Other	to Shareholders	Non-
		Number of	Issued		Issuance	Earnings	Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Obligation	(Deficit)	Income (Loss)	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2023		183,258,060	176,584	13,493	-	20,176	(81,010)	129,243	3,170	132,413
Options exercised	8	7,500	9	(2)	-	-	-	7	-	7
Restricted share rights vested	8	217,780	268	(268)	-	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		5,162,918	6,110	-	-	-	-	6,110	-	6,110
Agents' fees and issuance costs		-	(153)	-	-	-	-	(153)	-	(153)
Share-based compensation	8,9	-	-	1,769		144	-	1,913	31	1,944
Deferred tax benefits of share issuance costs		-	9	-	-	-	-	9	-	9
Other comprehensive income		-	-	-	-	-	1,711	1,711	13	1,724
Net loss for the period		-	-	-	-	(8,056)	-	(8,056)	(415)	(8,471)
Balance at May 31, 2024		188,646,258	182,827	14,992	-	12,264	(79,299)	130,784	2,799	133,583
Options exercised	8	263,689	992	(965)	-	-	-	27	-	27
Restricted share rights vested	8	120,508	146	(237)	91	-	-	-	-	-
US GoldMining
Restricted share rights vested		-	-	-	-	(43)	-	(43)	43	-
Warrants exercised		-	-	-	-	5	-	5	1	6
At-the-Market offering:
Common shares issued for cash		-	-	-	-	511	-	511	145	656
Agents' fees and issuance costs		-	-	-	-	(15)	-	(15)	(4)	(19)
At-the-Market offering:
Common shares issued for cash		5,710,402	7,004	-	-	-	-	7,004	-	7,004
Agents' fees and issuance costs		-	(175)	-	-	-	-	(175)	-	(175)
Share-based compensation	8	-	-	260	-	75	-	335	19	354
Deferred tax benefits of share issuance costs		-	(9)	-	-	-	-	(9)	-	(9)
Other comprehensive loss		-	-	-	-	-	(7,432)	(7,432)	42	(7,390)
Net loss for the period		-	-	-	-	(17,233)	-	(17,233)	(1,643)	(18,876)
Balance at November 30, 2024		194,740,857	190,785	14,050	91	(4,436)	(86,731)	113,759	1,402	115,161
Restricted share rights vested	8	298,240	358	(497)	140	-	-	1	-	1
US GoldMining
Options exercised		-	-	-	-	(2)	-	(2)	2	-
Restricted share rights vested		-	-	-	-	(2)	-	(2)	2	-
At-the-Market offering:
Common shares issued for cash	9	-	-	-	-	707	-	707	196	903
Agents' fees and issuance costs	9	-	-	-	-	(21)	-	(21)	(5)	(26)
At-the-Market offering:
Common shares issued for cash	8	1,675,879	1,882	-	-	-	-	1,882	-	1,882
Agents' fees and issuance costs	8	-	(47)	-	-	-	-	(47)	-	(47)
Share-based compensation	8,9	-	-	1,262	-	449	-	1,711	107	1,818
Other comprehensive income		-	-	-	-	-	13,081	13,081	(18)	13,063
Net loss for the period		-	-	-	-	(6,914)	-	(6,914)	(593)	(7,507)
Balance at May 31, 2025		196,714,976	192,978	14,815	231	(10,219)	(73,650)	124,155	1,093	125,248

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Cash Flows For the six months ended May 31, 2025 and 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)
	For the six months ended
	May 31,
	2025	2024
	($)	($)
Operating activities
Net loss for the period	(7,507)	(8,471)
Adjustments for items not involving cash:
Depreciation	175	162
Accretion	17	19
Financing costs	16	18
Share of loss on investment in joint venture	6	68
Share-based compensation	1,818	1,944
Unrealized gain on short-term investments	-	(28)
Share of (income) loss in associate	(295)	403
Gain on share sales of investment in associate	(41)	-
Deferred income tax recovery	(2,136)	(1,057)
Recovery on the receipt of mineral property option payments	-	(3,200)
Net changes in non-cash working capital items:
Other receivables	30	72
Prepaid expenses and deposits	104	(640)
Accounts payable and accrued liabilities	16	(269)
Incomes taxes payable	(579)	1,783
Due to related parties	(243)	(207)
Cash used in operating activities	(8,619)	(9,403)

Investing activities
Investment in exploration and evaluation assets	-	(306)
Proceeds from share sales of investment in associate, net of transaction costs	192	-
Purchase of securities	-	(190)
Investment in joint venture	-	(133)
Purchase of equipment	-	(180)
Royalty buy-down	-	(99)
Cash generated from (used in) investing activities	192	(908)

Financing activities
Net proceeds from At-the-Market offering, net of issuance costs	1,835	5,957
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	877	-
Proceeds from common shares issued upon exercise of options	-	7
Payment of lease liabilities	(59)	(54)
Cash generated from financing activities	2,653	5,910

Effect of exchange rate changes on cash	(83)	58

Net decrease in cash and cash equivalents and restricted cash	(5,857)	(4,343)
Cash and cash equivalents and restricted cash
Beginning of period	12,002	21,707
End of period	6,145	17,364

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 9.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO" and "USGOW", respectively.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2024 and 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and six month ended May 31, 2025 were authorised for issue by the Company's Board of Directors on July 14, 2025.

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.3	Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS, which was effective for the accounting period beginning on or after December 1, 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. This amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3.	Cash and Cash Equivalents and Restricted Cash

	May 31,	November 30,
	2025	2024
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	2,452	2,999
Term deposits	3,572	8,881
Total	6,024	11,880

Restricted cash in the amount of $121 (November 30, 2024: $122) relates to term deposits held by the bank as security for corporate financial purposes.

4.	Exploration and Evaluation Assets

	For the six months ended
	May 31,
	2025	2024
	($)	($)

Balance at the beginning of period	56,547	56,815
Mineral rights and property acquired	-	99
Mineral property option payment	-	306
	56,547	57,220
Change in reclamation estimate	39	(16)
Foreign currency translation adjustments	(472)	(549)
Balance at the end of period	56,114	56,655

Exploration and evaluation assets on a project basis are as follows:

	May 31,	November 30,
	2025	2024
	($)	($)
La Mina	15,431	15,731
Titiribi	12,320	12,560
Crucero	7,327	7,470
Yellowknife	7,195	7,143
Cachoeira	5,655	5,521
São Jorge	4,765	4,652
Yarumalito	1,706	1,736
Whistler	1,077	1,110
Surubim	233	227
Batistão	214	210
Montes Áureos and Trinta	163	159
Rea	28	28
Total	56,114	56,547

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold Corp. ("NevGold") and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project (now named Nutmeg Mountain) to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,489.

To exercise the option, NevGold was required to make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments were satisfied by NevGold issuing NevGold Shares.

On January 18, 2024, pursuant to the Option Agreement, the Company received 10,000,000 common shares of NevGold with a fair value of $3,200. As a result, the Company completed the sale of the Almaden Project to a subsidiary of NevGold. The fair value of shares received pursuant to the Option Agreement were taxable in fiscal 2024.

In addition to the option payments made, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:

o	$500 on completion of a positive Preliminary Economic Assessment
o	$2,500 on completion of a positive Preliminary Feasibility Study
o	$4,500 on completion of a positive Feasibility Study

Exploration Expenses

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
São Jorge	392	345	548	468
Whistler	360	662	504	998
Titiribi	167	95	276	165
La Mina	54	40	97	73
Yarumalito	37	22	63	155
Rea	10	32	30	41
Yellowknife	7	-	29	2
Cachoeira	12	4	22	10
Crucero	-	17	1	20
Total	1,039	1,217	1,570	1,932

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2023	1,072	2,356	212	548	316	452	4,956
Additions	-	-	12	63	75	156	306
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	35	77	(7)	2	7	15	129
Balance at November 30, 2024	1,107	2,433	217	451	398	623	5,229
Impact of foreign currency translation	(21)	(46)	-	-	(7)	(11)	(85)
Balance at May 31, 2025	1,086	2,387	217	451	391	612	5,144

Accumulated Depreciation
Balance at November 30, 2023	-	760	199	145	246	373	1,723
Depreciation	-	157	14	99	22	39	331
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	-	30	(7)	1	3	10	37
Balance at November 30, 2024	-	947	206	83	271	422	1,929
Depreciation	-	82	4	44	15	30	175
Impact of foreign currency translation	-	(23)	-	-	(5)	(8)	(36)
Balance at May 31, 2025	-	1,006	210	127	281	444	2,068

Net Book Value
At November 30, 2024	1,107	1,486	11	368	127	201	3,300
At May 31, 2025	1,086	1,381	7	324	110	168	3,076

6.	Investment in Associate

Effective from July 13, 2023, the Company concluded that it exercises significant influence over NevGold and accounts for its investment in NevGold using the equity method.

During the year ended November 30, 2024, the Company acquired 10,000,000 common shares of NevGold (Note 4).

During the three and six months ended May 31, 2025, the Company sold 614,100 shares of NevGold for $192, net of transaction costs, and recognized a gain of $41. Subsequent to May 31, 2025, the Company sold further shares of NevGold (Note 14).

As of May 31, 2025, the Company held 26,056,150 shares of NevGold, representing a 22.8% ownership interest with a fair value of approximately $9.4 million.

The following outlines the movement in investment in associate during the six months ended May 31, 2025, and the year ended November 30, 2024:

Balance at November 30, 2023	$6,297
Addition pursuant to Option Agreement - January 18, 2024	2,260
Share of loss in NevGold	(1,767)
Share of OCI in NevGold	131
Gain on dilution of ownership interest in NevGold	309
Balance at November 30, 2024	$7,230
Share of loss in NevGold	(449)
Share of OCI in NevGold	(71)
Disposition of NevGold shares	(154)
Gain on dilution of ownership interest in NevGold	744
Balance at May 31, 2025	$7,300

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The equity accounting for NevGold is based on its published results to March 31, 2025, and an estimate of results for the period of April 1, 2025 to May 31, 2025.

The following summary of the Condensed Consolidated Interim Statements of Financial Position of NevGold at March 31, 2025 on a 100% basis, adjusted for differences in the accounting policy between the Company and the associate was: current assets of $669, non-current assets of $16,465, total assets of $17,134, current liabilities of $5,725, non-current liabilities of $62 and net assets of $11,347.

The following is a summary of the Condensed Consolidated Interim Statement of loss and comprehensive loss of NevGold for the three months ended March 31, 2025 on a 100% basis, adjusted for differences in the accounting policy between the Company and the associate was: operating loss of $707, accretion of $136, business development of $64, consulting fees and salaries of $106, depreciation of $18, occupancy, administrative, and general expenses of $20, transfer agent and listing fees of $19, professional fees of $24, flow through share expenses of $18, net loss attributable to non-controlling interest of $nil, net loss of $725, and comprehensive loss of $490.

For the three months ended May 31, 2025, the Company recorded a net gain of $527 for its equity share in NevGold, comprising of a $744 gain on dilution of ownership interest in NevGold, partially offset by a share of loss of $217 (three months ended May 31, 2024: net loss of $2, comprising of a share of loss of $53, partially offset by a $51 gain on dilution of ownership interest in NevGold).

For the six months ended May 31, 2025, the Company recorded a net gain of $295 for its equity share in NevGold, comprising of a $744 gain on dilution of ownership interest in NevGold, partially offset by share of loss of $449 (six months ended May 31, 2024: net loss of $403, comprising of a share of loss of $724, partially offset by a $321 gain on dilution of ownership interest in NevGold).

7.	Long-term Investments

As of May 31, 2025, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC"), measured at fair value through other comprehensive income ("FVTOCI"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

During the year ended November 30, 2024, the Company acquired 100,000 GRC common shares for $190 including transaction costs, through open market purchases over the facilities of the NYSE.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following tables outline the movement of the Company's long-term investments during the six months ended May 31, 2025, and the year ended November 30, 2024:

		As at November 30,			As at May 31,
		2024			2025
	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	38,906	-	15,826	54,732

		As at November 30,			As at November 30,
		2023			2024
	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Losses (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	45,052	190	(6,336)	38,906

(1) As of May 31, 2025 and November 30, 2024.

8.	Share Capital

8.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On November 24, 2023, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2023 ATM Program") which replaced the previous ATM program which expired on November 27, 2023 in accordance with its terms. Pursuant to the 2023 ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares") under the 2023 ATM Program. The ATM Shares sold under the 2023 ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated November 24, 2023. Unless earlier terminated by the Company or the agents as permitted therein, the 2023 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2023 ATM Program reached the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

On December 20, 2024, the Company entered into a new ATM Program (the "2024 ATM Program") which replaced the 2023 ATM program which expired on December 31, 2024 in accordance with its terms. Pursuant to the 2024 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2024 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 20, 2024. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2024 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

During the six months ended May 31, 2025, the Company issued 1,675,879 common shares under the 2024 ATM Program for gross proceeds of $1,882, with aggregate commissions paid to agents of $47.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8.2	Reserves

	Restricted Share Rights ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2023	-	9,952	3,541	13,493
Options exercised	-	(2)	-	(2)
Restricted share rights vested	(268)	-	-	(268)
Share-based compensation	377	1,392	-	1,769
Balance at May 31, 2024	109	11,342	3,541	14,992
Options exercised	-	(965)	-	(965)
Restricted share rights vested	(237)	-	-	(237)
Share-based compensation	146	114	-	260
Balance at November 30, 2024	18	10,491	3,541	14,050
Restricted share rights vested	(497)	-	-	(497)
Share-based compensation	719	543	-	1,262
Balance at May 31, 2025	240	11,034	3,541	14,815

8.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  The Option Plan was approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 15, 2025.

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2023	14,945,195	1.60
Granted	323,234	1.21
Exercised(1)	(7,500)	0.89
Expired	(50,000)	0.95
Balance at May 31, 2024	15,210,929	1.59
Granted	2,440,000	1.19
Exercised	(2,022,000)	1.05
Expired	(147,500)	1.05
Balance at November 30, 2024	15,481,429	1.61
Granted	250,000	1.24
Forfeited	(227,500)	1.75
Balance at May 31, 2025	15,503,929	1.60

(1)	During the three and six months ended May 31, 2024, the Company issued 5,000 and 7,500 common shares, respectively, at weighted average trading prices of $1.20 and $1.23 respectively.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended May 31, 2025	Six months ended May 31, 2024
Risk-free interest rate	2.59%	3.97%
Expected life (years)	2.81	2.88
Expected volatility	41.66%	50.27%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.27%	1.34%

A summary of Options outstanding and exercisable as of May 31, 2025, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.09 - $1.18	3,612,500	1.09	3.41	3,600,000	1.09	3.41
$1.19 - $1.57	3,195,734	1.22	4.23	1,687,426	1.24	3.99
$1.58 - $1.60	4,018,000	1.60	2.48	4,018,000	1.60	2.48
$1.61 - $1.83	2,443,750	1.83	1.45	2,443,750	1.83	1.45
$1.84 - $3.38	2,233,945	2.70	0.58	2,233,945	2.70	0.58
	15,503,929	1.60	2.62	13,983,121	1.64	2.42

The amount of share-based compensation expense recognized for Options during the three and six months ended May 31, 2025 was $267 and $543 (three and six months ended May 31, 2024: $464 and $1,392), using the Black-Scholes option pricing model.

8.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018, and amended and restated on March 28, 2025. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its terms at the Company's Annual General and Special Meeting held on May 15, 2025.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company settles the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2023	366,530	1.23
Granted	6,098	1.23
Vested	(217,780)	1.23
Balance as at May 31, 2024	154,848	1.23
Granted	805,200	1.19
Vested	(194,883)	1.22
Balance as at November 30, 2024	765,165	1.19
Vested(1)	(417,615)	1.19
Forfeited	(6,500)	1.19
Balance at May 31, 2025	341,050	1.19

(1)	GoldMining Shares pertaining to 193,750 RSRs which vested during the six months ended May 31, 2025 have yet to be issued as at July 14, 2025.

The amount of share-based compensation expense recognized for RSRs during the three and six months ended May 31, 2025 was $256 and $719 (three and six months ended May 31, 2024: $146 and $377).

9.	Non-Controlling Interests

9.1	U.S. GoldMining equity transactions

As at May 31, 2025 GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 79.0% of U.S. GoldMining's outstanding common shares, and 122,490 U.S. GoldMining Warrants and has common management of GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive income (loss), with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI"). The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. The NCI in these consolidated financial statements of $1,093 as at May 31, 2025 solely relates to U.S. GoldMining.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

May 31,
2025
($)
Assets
Cash and cash equivalents	3,957
Restricted cash	121
Prepaid expenses and deposits	181
Other receivables	16
Other assets	48
Land, property and equipment	1,413
Exploration and evaluation assets	69
5,805

Liabilities
Accounts payable and accrued liabilities	394
Withholding taxes payable	248
Rehabilitation provisions	434
Lease liability	143
1,219

Refer to segmented information Note 12 for a breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the six months ended May 31, 2025 and May 31, 2024:

	For the six months ended	For the six months ended
	May 31, 2025	May 31, 2024
	($)	($)
Cash used in operating activities	(2,384)	(2,922)
Cash used in investing activities	-	(172)
Cash generated from financing activities	852	(17)

Effect of exchange rate changes on cash	(56)	63

Net decrease in cash and cash equivalents and restricted cash	(1,588)	(3,048)
Cash and cash equivalents and restricted cash
Beginning of period	5,666	15,579
End of period	4,078	12,531

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an At-the-Market Offering Agreement with a syndicate of agents for an ATM facility (the "U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining may sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share sold under the U.S. GoldMining ATM Program will be payable to the agents in connection with any such sales.

The securities that may be offered under the U.S. GoldMining ATM Program have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

During the six months ended May 31, 2025, U.S. GoldMining sold 58,732 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $903 (US$0.64 million). As a result, the Company recorded a dilution gain in equity of $707, or $686 net of agents' fees and issuance costs.

9.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options	Weighted Average Exercise Price (US$)
Balance at November 30, 2023	82,500	10.00
Granted	99,050	10.00
Balance at May 31, 2024	181,550	10.00
Granted	7,000	10.00
Forfeited	(3,000)	10.00
Balance at November 30, 2024	185,550	10.00
Granted	140,500	10.00
Exercised(1)	(20,000)	10.00
Forfeited	(12,500)	10.00
Balance at May 31, 2025	293,550 (2)	10.00
(1)	3,826 U.S. GoldMining Shares were issued pursuant to the exercise of 20,000 U.S. GoldMining stock options on a net exercise basis.
(2)	As at May 31, 2025, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 3.92 years.

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended May 31, 2025	Six months ended May 31, 2024
Risk-free interest rate	4.32%	4.50%
Expected life (years)	3.00	3.00
Expected volatility(1)	55.45%	54.93%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%

(1) As there is limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the stock options.

During the three and six months ended May 31, 2025, U.S. GoldMining recognized share-based compensation expense of $141 and $432 (three and six months ended May 31, 2024: $76 and $163) for stock options granted.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. During the year ended November 30, 2024, performance conditions were met for 95,250 Restricted Shares which were released. As at May 31, 2025, 254,000 Restricted Shares remain outstanding, subject to certain performance conditions.

During the three and six months ended May 31, 2025, U.S. GoldMining recognized share-based compensation expense of $3 and a recovery of $1 (three and six months ended May 31, 2024: share-based compensation expense of $6 and $12), related to U.S. GoldMining's Restricted Shares.

9.4	U.S. GoldMining Restricted Share Units

In December 2024, U.S. GoldMining granted 15,050 restricted share units ("RSUs") to certain officers, directors, and employees at a weighted average fair value of US$8.32. The RSUs vest in four equal annual instalments during the recipient's continual service with U.S. GoldMining. The compensation expense was calculated based on the fair value of the RSUs as determined by the closing value of U.S. GoldMining's common stock at the date of the grant. The compensation expense is recognized over the vesting period of the RSUs. Share-based compensation of $54 (US$0.04 million) and $125 (US$0.09 million) was recognized for the three and six months ended May 31, 2025, related to U.S. GoldMining's RSUs.

The following outlines the movements in U.S. GoldMining's RSUs:

	Number of RSUs	Weighted Average Value (US$)
Balance as at November 30, 2024	-	-
Granted	15,050	8.32
Vested	(3,763)	8.32
Forfeited	(600)	8.32
Balance at May 31, 2025	10,687	8.32

9.5	U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance at November 30, 2023 and May 31, 2024	1,741,292	13.00
Exercised	(300)	13.00
Balance at November 30, 2024 and May 31, 2025	1,740,992	13.00

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

As at May 31, 2025, outstanding U.S. GoldMining common stock purchase warrants have a weighted average remaining contractual life of 0.90 years.

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

10.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2025	2024
	($)	($)
Assets
United States Dollar	59,112	46,417
Brazilian Real	-	27
Colombian Peso	207	428
Total	59,319	46,872

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $217.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at May 31, 2025 would have an impact, net of tax, of approximately $4,734 on other comprehensive income for the six months ended May 31, 2025. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at May 31, 2025 would have an impact of $416 on net loss for the six months ended May 31, 2025.

10.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial institutions.

10.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at May 31, 2025, the Company has working capital (current assets less current liabilities) of $3,905.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $4,078 and other assets of $1,727 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 9.1).

The Company has current cash and cash equivalent balances, access to its 2024 ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.

As of May 31, 2025, the Company owns 9,878,261 shares and 122,490 warrants of NASDAQ listed U.S. GoldMining, 21,533,125 shares of NYSE listed Gold Royalty Corp. and 26,056,150 shares of NevGold with the following fair values:

Equity Holdings	Fair Value
U.S. GoldMining	$123.1 million (US$89.6 million)(1)
Gold Royalty Corp.	$54.7 million (US$39.8 million)
NevGold	$9.4 million

(1)	Includes fair value of 0.12 million warrants held by the Company

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

GoldMining believes that, taking into account its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold shares and access to its 2024 ATM Program, it will be able to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

10.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at May 31, 2025, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $4,734 on other comprehensive income for the six months ended May 31, 2025.

11.	Related Party Transactions

11.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and six months ended May 31, 2025, the Company incurred $4 and $8 (three and six months ended May 31, 2024: $153 and $290) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2025, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

11.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and six months ended May 31, 2025:

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Management fees	47	47	95	95
Director and officer fees	111	119	228	239
Share-based compensation	326	326	850	1,024
Total	484	492	1,173	1,358

As at May 31, 2025, $31 was payable to key management personnel for services provided to the Company (November 30, 2024: $274). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

12.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at May 31,	As at November 30,
	2025	2024
	($)	($)
Canada	70,209	54,308
Colombia	30,801	31,414
Brazil	12,216	11,936
Peru	7,327	7,470
United States	2,349	2,517
Total	122,902	107,645

	Total operating loss		Total operating loss (income)
	For the three months ended		For the six months ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
	($)	($)	($)	($)
Canada	2,066	3,699	5,467	7,635
United States	987	1,177	2,512	(1,103)
Brazil	805	594	1,088	920
Colombia	453	333	809	718
Peru	6	32	26	39
Total	4,317	5,835	9,902	8,209

The Company's total assets, liabilities, operating loss and net loss for its two operating segments, U.S. GoldMining and others are detailed below:

	Total assets		Total liabilities
	As at May 31,	As at November 30,	As at May 31,	As at November 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
U.S. GoldMining(1)	6,817	8,707	1,219	1,319
Others(2)	123,420	112,254	3,770	4,481
Total	130,237	120,961	4,989	5,800

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended May 31, 2025			For the three months ended May 31, 2024
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses (income)
Consulting fees	7	108	115	3	154	157
Depreciation	64	23	87	57	28	85
Directors' fees, employee salaries and benefits	145	437	582	112	420	532
Exploration expenses	360	679	1,039	662	555	1,217
General and administrative	390	1,366	1,756	364	2,304	2,668
Professional fees	187	356	543	125	357	482
Share-based compensation	198	523	721	82	610	692
Share of (income) loss on investment in associate	-	(527)	(527)	-	2	2
Share of loss on investment in joint venture	-	1	1	-	-	-
	1,351	2,966	4,317	1,405	4,430	5,835
Operating loss	(1,351)	(2,966)	(4,317)	(1,405)	(4,430)	(5,835)

Other items
Interest income	42	11	53	186	20	206
Other income (loss)	(4)	(4)	(8)	(4)	39	35
Gain on sales of investment in associate	-	41	41	-	-	-
Financing costs	(4)	(30)	(34)	(5)	(4)	(9)
Net foreign exchange gain (loss)	-	10	10	(1)	21	20
Net loss for the period before taxes	(1,317)	(2,938)	(4,255)	(1,229)	(4,354)	(5,583)
Current income tax expense	-	(35)	(35)	(3)	(10)	(13)
Deferred income tax recovery (expense)	-	1,674	1,674	-	(96)	(96)
Net loss for the period	(1,317)	(1,299)	(2,616)	(1,232)	(4,460)	(5,692)

	For the six months ended May 31, 2025			For the six months ended May 31, 2024
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Operating expenses (income)
Consulting fees	17	166	183	6	271	277
Depreciation	128	47	175	96	66	162
Directors' fees, employee salaries and benefits	313	864	1,177	228	825	1,053
Exploration expenses	504	1,066	1,570	998	934	1,932
General and administrative	1,312	2,462	3,774	807	3,797	4,604
Professional fees	376	1,118	1,494	355	611	966
Share-based compensation	556	1,262	1,818	175	1,769	1,944
Share of (income) loss on investment in associate	-	(295)	(295)	-	403	403
Share of loss on investment in joint venture	-	6	6	-	68	68
Recovery on the receipt of mineral property option payments	-	-	-	-	(3,200)	(3,200)
	3,206	6,696	9,902	2,665	5,544	8,209
Operating loss	(3,206)	(6,696)	(9,902)	(2,665)	(5,544)	(8,209)

Other items
Interest income	93	46	139	383	55	438
Other income (loss)	(9)	(6)	(15)	(8)	39	31
Gain on sales of investment in associate	-	41	41	-	-	-
Financing costs	(8)	(34)	(42)	(10)	(8)	(18)
Net foreign exchange gain (loss)	(1)	55	54	(1)	12	11
Net loss for the period before taxes	(3,131)	(6,594)	(9,725)	(2,301)	(5,446)	(7,747)
Current income tax recovery (expense)	(5)	87	82	(3)	(1,778)	(1,781)
Deferred income tax recovery (expense)	-	2,136	2,136	-	1,057	1,057
Net loss for the period	(3,136)	(4,371)	(7,507)	(2,304)	(6,167)	(8,471)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

13.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, which holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holding in BVG drops below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. This was subsequently amended, whereby GT paid R$220,000 ($61) in December 2023 to maintain the option to acquire 100% of the Boa Vista Project mineral rights. The due date to pay the remaining balance of R$3,000,000 ($737) (the "Final Payment") was June 30, 2024. GT can now extend the option to make the Final Payment for an additional year on an annual basis by paying a fixed rate of 7% of the remaining balance on or before June 30 of each year. In each of June of 2024 and June 2025, GT extended the option to make the Final Payment for a year by making payments in each year of R$210,000 ($52).

In addition, GT must make a bonus payment of US$1,500,000 if GT defines NI 43-101 compliant proven and probable gold reserves in excess of three million gold ounces, with the payment payable within 30 days of the commencement of mine production in accordance with its terms.

Subsequent to May 31, 2025, the Company announced its wholly-owned subsidiary has entered into a binding term sheet for an earn-in agreement (the "Earn-In Agreement") on the Boa Vista Project (Note 14).

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024 and September 13, 2024, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before October 15, 2025.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements As at May 31, 2025 and November 30, 2024 (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table summarizes the Company's contractual obligations (excluding commitments for long-term leases disclosed as lease liabilities) as at May 31, 2025, including payments due for each of the next five years and thereafter.

	Amount ($)
Due within 1 year	252
1 – 3 years	178
3 – 5 years	30
More than 5 years	-
Total	460	(1)

(1) Includes $8 related to low value assets, $156 related to short-term leases and $296 related to non-lease components of leases on the date of inception of each lease agreement.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

14.	Subsequent Events

On June 9, 2025, the Company announced that it had closed a non-brokered private placement of 373,135 common shares, which will qualify as "flow-through shares" within the meaning of the Income Tax Act (Canada) (each a "FT Share") at a price of $1.34 per FT Share for gross proceeds of $500. The Company will use an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures", as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") in relation to the Company's Yellowknife Gold Project, on or before December 31, 2025. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2025.

On July 1, 2025, the Company announced its wholly-owned subsidiary has entered into a binding term sheet for an Earn-In Agreement, pursuant to which, among other things, Australian Mines Limited (ASX:AUZ) ("AUZ") may acquire up to an 80% interest in the Company's Boa Vista Project, located in the Tapajós Gold Province, Pará State, Brazil, in consideration for aggregate cash and equity payments of up to $7 million.

The Company holds an approximate 84.05% interest in BVG, which holds the rights to Boa Vista Project. The remaining 15.95% interest is held by the Company's joint venture partner, Majestic. See "Commitments – Boa Vista Joint Venture Project" (Note 13) for more information. If the option is exercised in full, the Company will retain a 20% interest in the Project at such time.

Subsequent to May 31, 2025, the Company had sales of 1,965,094 ATM Shares under the 2024 ATM Program for gross proceeds of approximately $2.05 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.05 million.

Subsequent to May 31, 2025, the Company sold 1,132,600 NevGold Shares at a weighted average price of $0.3328 per share, or $0.3278 per share net of transaction costs.